November 20, 2008

Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and

Health Care Services

United States

Securities and Exchange Commission

Washington, D.C. 20549

Mail Stop 3561

Re:

China Holdings, Inc.

Form 10-K/A2 for Fiscal Year Ended December 31, 2007

Filed September 23, 2008

Forms 10-Q for the periods ended June 30, 2008 and September 30, 2008

Response Letter dated September 19, 2008

File No. 000-25997

Dear Ms. Jenkins;

Please find below our responses to your questions in your comment letter dated October 23, 2008:

Amendment No. 2 to the Form 10-K for Fiscal Year Ended December 31, 2007, filed September 23, 2008

Cover Page

1.

Please revise to clarify the fiscal year for which this report is filed, e.q. “for the fiscal year ended December 31, 2007” instead of for the period ended December 31, 2007.

Filing has been revised accordingly.

Item 9A Controls and Procedures, page 6

2.

We have reviewed your response to prior comment two.  As requested in our previous letter, please revise to provide a statement in substantially the following form: “This annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report.” Refer to Item 308T(a)(4) of Regulation S-K.

The above disclosure statement has been added on page 6.

Forms 10-Q for the periods ended June 30, 2008 and September 30, 2008

3.

Revise all subsequently-filed Exchange Act filings to comply with the above comments as applicable.

The June 30, 2008 and Sept. 30, 2008 filings have been revised accordingly.

Exhibits 31.1 and 31.2- Section 302 Certification

4.

Please revise the Section 302 certifications to add “internal controls over financial reporting” to the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K.

The Certification has been revised accordingly.

Very truly yours,

/s/ Dempsey K. Mork

Dempsey Mork, CEO

China Holdings, Inc.